

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Jeffrey Crystal
Chief Financial Officer
Intertape Polymer Group Inc.
9999 Cavendish Blvd.
Suite 200
Ville St. Laurent , Quebec , Canada H4M 2X5

> **Re: Intertape Polymer Group Inc.**
> **Form 20-F for the Year Ended December 31, 2020**
> **Filed March 26, 2021**
> **File No. 001-10928**

Dear Mr. Crystal:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2020

Item 5: Operating and Financial Review and Prospects (Management's Discussion & Analysis)
Outlook, page 55

1.　　We note the Company's expectations for future periods including Adjusted EBITDA and Free Cash Flow in your Form 20-F and in your earnings release 6-K filings. Please present and reconcile these non-GAAP measures to the most directly comparable GAAP measures in accordance with Items 100(a)(1) and (2) of Regulation G and 10(e)(1)(i)(A) and (B) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing